                                 SUPPLEMENT TO
                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                      OF
                             METROMAIL CORPORATION
                                      BY
                       GREAT UNIVERSAL ACQUISITION CORP.
                    AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                       THE GREAT UNIVERSAL STORES P.L.C.
                                      AT
                             $34.50 NET PER SHARE
                    (SUBJECT TO CONDITION DESCRIBED BELOW)

 THE OFFER HAS NOT BEEN EXTENDED. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 10, 1998, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, WHEN ADDED TO ANY SHARES ACQUIRED PURSUANT TO THE STOCK PURCHASE AGREEMENTS (AS DEFINED HEREIN) SIMULTANEOUSLY WITH THE ACCEPTANCE OF SHARES FOR PAYMENT PURSUANT TO THE OFFER, REPRESENTS AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE. SEE SECTION 14 OF THE OFFER TO PURCHASE.

  THE INCREASE IN THE OFFER PRICE FROM $31.50 TO $34.50 NET PER SHARE IS CONDITIONED UPON THE MERGER AGREEMENT AND THE STOCK PURCHASE AGREEMENTS CONTINUING IN FULL FORCE AND EFFECT IN ACCORDANCE WITH THEIR TERMS. SEE
SECTION 7 OF THIS SUPPLEMENT.

  IN CONNECTION WITH THE MERGER AGREEMENT, PARENT ENTERED INTO STOCK PURCHASE AGREEMENTS WITH CERTAIN STOCKHOLDERS OF THE COMPANY WHO COLLECTIVELY OWN APPROXIMATELY 40.4% OF THE OUTSTANDING SHARES, PURSUANT TO WHICH SUCH STOCKHOLDERS AGREED, AMONG OTHER THINGS, TO SELL THEIR SHARES TO PARENT AT THE OFFER PRICE (AS DEFINED HEREIN). PARENT ALSO ENTERED INTO AN AGREEMENT TO PURCHASE FROM THE COMPANY PREVIOUSLY UNISSUED SHARES AT THE OFFER PRICE IN AN AMOUNT THAT, TOGETHER WITH THE SHARES OWNED BY PARENT AND ITS AFFILIATES IMMEDIATELY AFTER THE OFFER AND THE ACQUISITION OF SHARES PURSUANT TO SUCH STOCKHOLDER AGREEMENTS, REPRESENTS 51% OF THE OUTSTANDING SHARES ON A FULLY-DILUTED BASIS. THESE AGREEMENTS ARE SUBJECT TO CERTAIN TERMINATION RIGHTS WHICH GENERALLY EXPIRE AT 11:59 P.M., CHICAGO TIME, ON MARCH 30, 1998.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

                                --------------

                                   IMPORTANT

  Any stockholder who desires to tender all or any portion of his Shares should either (1) complete and sign the original Letter of Transmittal previously circulated with the Offer to Purchase or a facsimile thereof or the revised Letter of Transmittal circulated with this Supplement or a facsimile thereof in accordance with the instructions in the revised Letter of Transmittal, mail or deliver it and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with such Letter of Transmittal or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 2 of the Offer to Purchase or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares.

  Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in
Section 2 of the Offer to Purchase.

  Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Requests for additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be directed to the Information Agent, the Dealer Manager, the Depositary, or to brokers, dealers, commercial banks or trust companies. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                                --------------

                     The Dealer Manager for the Offer is:

                           BEAR, STEARNS & CO. INC.
March 30, 1998

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION..............................................................   1
THE OFFER.................................................................   5
  1. Amended Terms of the Offer...........................................   5
  2. Procedure for Tendering Shares.......................................   5
  3. Price Range of the Shares; Dividends on the Shares...................   6
  4. Source and Amount of Funds...........................................   6
  5. Background of the Offer; the Merger Agreement and Certain Other
   Agreements.............................................................   6
  6. Certain Conditions...................................................   9
  7. Certain Legal Matters................................................   9
  8. Miscellaneous........................................................  11

To the Holders of Common Stock of
 METROMAIL CORPORATION:

                                 INTRODUCTION

  The following information amends and supplements the Offer to Purchase, dated March 16, 1998 (the "Offer to Purchase"), of Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of The Great Universal Stores P.L.C., a corporation organized under the laws of England ("Parent"). Pursuant to this Supplement to Offer to Purchase (this "Supplement"), the Purchaser is now offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement (as defined below), of Metromail Corporation, a Delaware corporation (the "Company"), at a purchase price of $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements, as such terms are defined below, do not continue in full force and effect in accordance with their terms), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related revised Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

  Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Any statement contained in the Offer to Purchase shall be deemed to be modified or superseded to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer to Purchase and must not be relied upon by holders of Shares. Unless the context requires otherwise, capitalized terms used herein but not otherwise defined herein have the meaning given to such terms in the Offer to Purchase.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 1998 (as modified by the letter of Parent described below, the "Merger Agreement"), by and among Parent, the Purchaser and the Company pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below), the Purchaser will be merged with and into the Company (the "Merger") and the Company will become an indirect wholly-owned subsidiary of Parent. By letter dated March 26, 1998 (the "Parent Letter"), Parent, among other things, exercised its right under the Merger Agreement to increase the per Share cash consideration from $31.50 to $34.50 per Share, upon the terms and subject to the conditions set forth in the Merger Agreement, provided that the Merger Agreement and the Stock Purchase Agreements continue in full force and effect in accordance with their terms. Parent will promptly issue a press release if at any time prior to the Expiration Date any provision of the Merger Agreement or any Stock Purchase Agreement does not continue to be in full force and effect in accordance with its terms. See Section 7 of this Supplement. The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or Purchaser, any wholly-owned subsidiary of the Company, in the treasury of the Company and Shares held by stockholders who perfect their dissenters' rights under Delaware law) will be converted into the right to receive $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements do not continue in full force and effect in accordance with their terms) in cash or any higher price per Share paid in the Offer (the "Offer Price"). The Merger Agreement is more fully described in Section 11 of the Offer to Purchase and the Parent Letter is more fully described in Section 5 of this Supplement, and such documents have been filed with the Commission as exhibits to the Schedule 14D-1. The Merger Agreement and the Parent Letter also may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of the Offer to Purchase.

  STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION, EXCEPT AS MAY BE REQUIRED BY THE

GUARANTEED DELIVERY PROCEDURE DESCRIBED IN SECTION 2 OF THE OFFER TO PURCHASE, IF SUCH PROCEDURE WAS UTILIZED. If Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, such stockholders will receive, subject to the conditions of the Offer, the increased offer price of $34.50 per Share (provided that the Merger Agreement and the Stock Purchase Agreements continue in full force and effect in accordance with their terms). See Section 3 of the Offer to Purchase for the procedures to properly withdraw Shares tendered pursuant to the Offer.

  Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the revised Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of Bear, Stearns & Co. Inc. ("Bear Stearns"), which is acting as the Dealer Manager (the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C., which is acting as the Depositary (the "Depositary"), and Georgeson & Company Inc. which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer.

  IN CONNECTION WITH THE MERGER AGREEMENT, PARENT ENTERED INTO STOCK PURCHASE AGREEMENTS WITH CERTAIN STOCKHOLDERS OF THE COMPANY (R.R. DONNELLEY & SONS COMPANY AND CERTAIN MEMBERS OF THE COMPANY'S MANAGEMENT) WHO COLLECTIVELY OWN APPROXIMATELY 40.4% OF THE OUTSTANDING SHARES, PURSUANT TO WHICH SUCH STOCKHOLDERS AGREED, AMONG OTHER THINGS, TO SELL THEIR SHARES TO PARENT AT THE OFFER PRICE. PARENT ALSO ENTERED INTO AN AGREEMENT TO PURCHASE FROM THE COMPANY PREVIOUSLY UNISSUED SHARES AT THE OFFER PRICE IN AN AMOUNT THAT, TOGETHER WITH THE SHARES OWNED BY PARENT AND ITS AFFILIATES IMMEDIATELY AFTER THE OFFER AND THE ACQUISITION OF SHARES PURSUANT TO SUCH STOCKHOLDER AGREEMENTS, REPRESENTS 51% OF THE OUTSTANDING SHARES ON A FULLY-DILUTED BASIS. THESE AGREEMENTS ARE SUBJECT TO CERTAIN TERMINATION RIGHTS WHICH GENERALLY EXPIRE AT 11:59 P.M., CHICAGO TIME, ON MARCH 30, 1998.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, WHEN ADDED TO ANY SHARES ACQUIRED PURSUANT TO THE STOCK PURCHASE AGREEMENTS SIMULTANEOUSLY WITH THE ACCEPTANCE OF SHARES FOR PAYMENT PURSUANT TO THE OFFER, REPRESENTS AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY-DILUTED BASIS (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE. SEE SECTION 14 OF THE OFFER TO PURCHASE.

  THE INCREASE IN THE OFFER PRICE FROM $31.50 TO 34.50 NET PER SHARE IS CONDITIONED UPON THE MERGER AGREEMENT AND THE STOCK PURCHASE AGREEMENTS CONTINUING IN FULL FORCE AND EFFECT IN ACCORDANCE WITH THEIR TERMS. PARENT WILL PROMPTLY ISSUE A PRESS RELEASE IF AT ANY TIME PRIOR TO THE EXPIRATION DATE ANY PROVISION OF THE MERGER AGREEMENT OR ANY STOCK PURCHASE AGREEMENT DOES NOT CONTINUE TO BE IN FULL FORCE AND EFFECT IN ACCORDANCE WITH ITS TERMS. SEE SECTION 7 OF THIS SUPPLEMENT.

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES. SEE SECTION 11 OF THE OFFER TO PURCHASE AND SECTION 5 OF THIS SUPPLEMENT.

  Lehman Brothers Inc., the Company's financial advisor ("Lehman Brothers"), has delivered to the Board of Directors of the Company its written opinion to the effect that, as of the date of such opinion, the consideration to be offered to the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. Such opinion is set forth in full as an annex to the Amendment to the Company's Schedule 14D-9 which is being mailed to stockholders of the Company herewith.

  The Merger Agreement provides that, except as provided therein, following satisfaction or waiver, if permissible, of the conditions to the Offer and subject to the terms and conditions thereof, the Purchaser will accept for payment, in accordance with the terms of the Offer, all Shares validly tendered pursuant to the Offer and not withdrawn as soon as it is permitted to do so pursuant to applicable law. The Offer will not remain open following the time Shares are accepted for payment.

  Under the General Corporation Law of the State of Delaware (the "DGCL"), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to approve the Merger Agreement and the transactions contemplated thereby without a vote of the stockholders. In such event, Parent, the Purchaser and the Company have agreed in the Merger Agreement to take, at the request of Parent and subject to the satisfaction of the conditions set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the stockholders, in accordance with Section 253 of the DGCL. If, however, the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. In the Merger Agreement, Parent, Purchaser and the Company have agreed that if immediately prior to the scheduled Expiration Date (as defined below) the Shares tendered pursuant to the Offer are less than 90% of the outstanding Shares, Purchaser may extend the Offer for a period not to exceed 10 business days.

  It is the present intention of the Purchaser to seek to cause the Company to make an application for the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as possible after the purchase of all validly tendered Shares pursuant to the Offer if the requirements for termination of registration are met. See
Section 7 of the Offer to Purchase.

  In connection with the execution of the Merger Agreement, Parent (i) entered into a Stock Purchase Agreement, dated as of March 12, 1998 (the "Donnelley Stock Purchase Agreement"), with R.R. Donnelley & Sons Company ("Donnelley"), the beneficial owner of 8,600,000 Shares, or approximately 38.2% of the Shares outstanding on March 6, 1998, pursuant to which Donnelley agreed, among other things and upon the terms and conditions set forth therein, to sell such Shares to Purchaser, to vote such Shares in the manner specified in the Donnelley Stock Purchase Agreement with respect to certain matters and to appoint Parent as Donnelley's proxy to vote such Shares in certain circumstances and (ii) entered into Stock Purchase Agreements, dated as of March 12, 1998 (the "Executive Stock Purchase Agreements"), with each of Barton L. Faber, Chairman, President and Chief Executive Officer of the Company, Thomas J. Quarles, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary of the Company, and Ronald G. Eidell, Senior Vice President and Chief Financial Officer of the Company (the "Executive Stockholders") who beneficially own an aggregate of 493,634 Shares, or approximately 2.2% of the Shares outstanding on March 6, 1998, pursuant to which the Executive Stockholders agreed, among other things and upon the terms and conditions set forth therein, to tender or otherwise sell to Purchaser the Shares beneficially owned by them, to vote such Shares in the manner specified in the Executive Stock Purchase Agreements with respect to certain matters and to appoint Parent as the Executive Stockholders' proxy to vote such Shares in certain circumstances. The Donnelley Stock Purchase Agreement and the Executive Stock Purchase Agreements are more fully described in Section 11 of the Offer to Purchase.

  In connection with the execution of the Merger Agreement, Parent also entered into a Stock Purchase Agreement, dated as of March 12, 1998 (the "Company Stock Purchase Agreement" and collectively with the Donnelley Stock Purchase Agreement and the Executive Stock Purchase Agreements, the "Stock Purchase Agreements"), with the Company. Pursuant to the Company Stock Purchase Agreement, upon the terms and conditions set forth therein, the Company agreed, among other things, to issue and sell to Parent that number of Shares, if any (the "Company Shares"), equal to the number of Shares that, when added to the sum of (a) the number of Shares accepted for purchase by Purchaser pursuant to the Offer, (b) the number of Shares, if any, purchased by Parent from Donnelley pursuant to the Donnelley Stock Purchase Agreement simultaneously with the acceptance of Shares for payment pursuant to the Offer, and (c) the number of Shares, if any, purchased by Parent from the Executive Stockholders pursuant to the Executive Stock Purchase Agreements simultaneously with the acceptance of Shares for payment pursuant to the Offer, constitutes 51% of the outstanding Shares on a fully-diluted basis giving effect to the issuance of the Company Shares, at a per share purchase price equal to the Offer Price. The Company Stock Purchase Agreement is more fully described in Section 11 of the Offer to Purchase.

  The Minimum Condition requires that the number of Shares validly tendered and not withdrawn prior to the expiration of the Offer, when added to any Shares acquired pursuant to the Stock Purchase Agreements simultaneously with the acceptance of Shares for payment pursuant to the Offer, represent at least a majority of the Shares outstanding on a fully diluted basis. According to the Company, as of March 6, 1998, there were 22,516,996 Shares issued and outstanding, and there were outstanding options to purchase an aggregate of 2,087,119 Shares. The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except on the exercise of outstanding options and as otherwise permitted under the Merger Agreement). Based on the foregoing and assuming that all outstanding options are exercised, the Minimum Condition will be satisfied if 12,308,808 Shares are either validly tendered and not withdrawn prior to the expiration of the Offer or acquired pursuant to the Stock Purchase Agreements simultaneously with the acceptance of Shares for payment pursuant to the Offer. Therefore, unless the Stock Purchase Agreements have been terminated in accordance with their respective terms, the Minimum Condition would be satisfied upon the purchase of Shares by Parent in accordance with the terms of such agreements without taking into account any Shares acquired pursuant to the Offer; provided, however, that the purchases pursuant to the Stock Purchase Agreements may only be consummated if Shares are accepted for payment pursuant to the Offer. If the Minimum Condition is satisfied, Parent would be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

  The Company has distributed one Right for each outstanding Share pursuant to the Rights Agreement, dated as of February 24, 1997, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended (the "Rights Agreement"). Based on the information disclosed by the Company in connection with and prior to the Company entering the Merger Agreement, on March 12, 1998, the Company amended the Rights Agreement to provide that the execution of the Merger Agreement and any amendments thereto and the Stock Purchase Agreements and the consummation of the transactions contemplated by such agreements will not cause (i) Parent and/or the Purchaser or their respective Affiliates or Associates to become an Acquiring Person (as such terms are defined in the Rights Agreement) unless the Merger Agreement and the Stock Purchase Agreements have been terminated in accordance with their respective terms, or (ii) a Distribution Date, a Stock Acquisition Date or a Triggering Event (as such terms are defined in the Rights Agreement) to occur, irrespective of the number of Shares acquired pursuant to the Offer, the Merger or the transactions contemplated by the Merger Agreement and the Stock Purchase Agreements.

  The Merger Agreement provides that, promptly upon the purchase of Shares by Parent, the Purchaser or any of its subsidiaries pursuant to the Offer and/or pursuant to the Stock Purchase Agreements which represents at least a majority of the outstanding Shares, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, to the Board as will give it representation equal to the product of the total number of directors on the Board (giving effect to the directors designated by Purchaser) multiplied by the percentage that the number of Shares so purchased bears to the total number of Shares then outstanding. In the Merger Agreement, the Company has agreed, upon the request of Purchaser, to use its reasonable best efforts promptly either to increase the size of the Board or secure the resignation of such number of incumbent directors, or both, as is necessary to enable Purchaser's designees to be so elected to the Board, and to take all actions available to the Company to cause Purchaser's designees to be so elected. However, until the Effective Time, the Board must include at least two directors who are directors on the date of the Merger Agreement or who are not affiliated with Parent and are designated in accordance with the terms of the Merger Agreement.

  The Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger and pay all related costs and expenses will be approximately $905 million, including the repayment of certain of the Company's indebtedness. The Purchaser will obtain such funds from Parent by means of capital contributions, loans or a combination thereof. Parent plans to obtain the funds for such capital contributions or loans from its available cash and working capital. See
Section 10 of the Offer to Purchase and Section 4 of this Supplement.

  The information contained in this Supplement and the Offer to Purchase concerning the Company was supplied by the Company, and Parent and the Purchaser take no responsibility for the accuracy of such information. The information contained in this Supplement and the Offer to Purchase concerning the Offer, the Merger, Parent and the Purchaser was supplied by Parent and the Purchaser, and the Company takes no responsibility for the accuracy of such information.

  THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE AND THE RELATED REVISED LETTER OF TRANSMITTAL, COPIES OF WHICH MAY BE OBTAINED IN THE MANNER SET FORTH ON THE BACK COVER OF THIS SUPPLEMENT. THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1. AMENDED TERMS OF THE OFFER.

  Section 1 of the Offer to Purchase is hereby amended and supplemented by the following:

  The price per Share to be paid pursuant to the Offer has been increased from $31.50 to $34.50 per Share (provided that the Merger Agreement and the Stock Purchase Agreements continue in full force and effect in accordance with their terms), net to the seller in cash, without interest. Parent will promptly issue a press release if at any time prior to the Expiration Date any provision of the Merger Agreement or any Stock Purchase Agreement does not continue to be in full force and effect in accordance with its terms. See
Section 7 of this Supplement. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3 of the Offer to Purchase. All holders whose Shares are accepted for payment pursuant to the Offer will receive the increased Offer Price in respect of each Share so accepted (provided that the Merger Agreement and the Stock Purchase Agreements continue in full force and effect in accordance with their terms). All references to Offer and Offer Price in the Offer to Purchase, this Supplement and any Letter of Transmittal are deemed to refer to the Offer as amended as described above and the Offer Price as described above, respectively.

  The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Supplement and the related revised Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR TENDERING SHARES.

  Section 2 of the Offer to Purchase is hereby amended and supplemented by the following:

  Tendering stockholders should use the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery included with this Supplement. However, to the extent either of the revised Letter of Transmittal or the revised Notice of Guaranteed Delivery is not available, tendering stockholders may continue to use the original Letter of Transmittal and the original Notice of Guaranteed Delivery that were provided with the Offer to Purchase. Although such original Letter of Transmittal refers only to the Offer to Purchase, stockholders using such original Letter of Transmittal to tender their Shares will nevertheless receive $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements do not continue in full force and effect in accordance with their terms) for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

  Stockholders who have previously validly tendered Shares pursuant to the Offer using the original Letter of Transmittal or the original Notice of Guaranteed Delivery and who have not properly withdrawn such Shares have validly tendered Shares for purposes of the Offer, as amended, and need not take any further action to receive, subject to the conditions of the Offer, the increased Offer Price of $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements do not continue in full force and effect in accordance with their terms), if Shares are accepted for payment and paid for pursuant to the Offer, except as may be required by the guaranteed delivery procedure described in Section 2 of the Offer to Purchase if such procedure was utilized.

3. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

  Section 6 of the Offer to Purchase is hereby amended and supplemented by the following:

  The high and low sales prices per Share on the NYSE from March 16, 1998, the date of the Offer to Purchase, through March 27, 1998 were $31.88 and $35.50, respectively. On March 26, 1998, the last full day of trading prior to the public announcement of the execution of the Parent Letter, the closing price per Share as reported on the NYSE was $33.94. On March 27, 1998, the last full day of trading prior to the mailing of this Supplement, the closing price per Share as reported on the NYSE was $35.50. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

4. SOURCE AND AMOUNT OF FUNDS.

  Section 10 of the Offer to Purchase is amended by the substitution of the following for the first sentence of such Section:

  The Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger and pay all related costs and expenses will be approximately $905 million, including the repayment of certain of the Company's indebtedness.

5. BACKGROUND OF THE OFFER; THE MERGER AGREEMENT AND CERTAIN OTHER AGREEMENTS

  Section 11 of the Offer to Purchase is hereby amended and supplemented by the following:

BACKGROUND OF THE OFFER

  The following description was prepared by Parent and the Company. Information about the Company was provided by the Company and neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Parent or their representatives did not participate.

  As of the March 12, 1998 Board meeting, the Company had eight indications of interest in acquiring the Company from parties or groups other than Parent and Purchaser. Such indications of interest were communicated to the Board at or prior to such meeting and discussed at such meeting. One (whose range went as high as $35.00 per Share) proposed a stock for stock pooling of interests transaction. Because such transaction could not have been initiated until the summer of 1998 for accounting reasons, such party had not conducted due diligence. The remaining seven had indicated interest in a cash transaction, with initial indications of price ranging from $23.70 to $34.00 per Share. However, based on discussions with such parties prior to the March 12, 1998 Board meeting, Lehman Brothers reported at such meeting that none of the seven (including the five who had interviewed management and conducted due diligence) appeared reasonably likely or currently able to make a firm offer at a price above $31.50 per Share.

  One of the seven was American Business Information, Inc. ("ABI"). ABI sued the Company, certain of its officers and directors and Parent in Delaware to enjoin the Offer and the Merger and has made an offer, after announcement of the Offer and the Merger, of at least $33.00 per Share in cash (subsequently increased as described below). Prior to the March 12, 1998 Board meeting, ABI had proposed a $32.00 to $34.00 per Share cash offer, subject to its board's approval, due diligence and documentation, as well as its ability to obtain financing. In addition, ABI's counsel had stated in a letter dated February 25, 1998 that ABI would pay at least $0.25 per Share more than any other bona fide proposal, subject to its board's approval and documentation. However, on March 12, 1998, prior to the Board meeting, Lehman Brothers was told by ABI's financial advisor that it was sending a letter to the effect that it had become aware of several items during its due diligence which it and ABI believed had a negative impact on the Company's value (such letter was received after the Board meeting). In addition, such advisor told Lehman Brothers that no time frame had been established for securing ABI's financing.

  The Board discussed the status of all of such indications of interest at its March 12, 1998 meeting and decided to recommend Parent's proposal and cause the Company to enter into the Merger Agreement because the Board believed that the Offer and the Merger provided a higher cash price and greater certainty for the Company's stockholders than any of the other indications of interest.

  On March 17, 1998, ABI sued the Company, certain of its officers and directors and Parent in Delaware seeking to enjoin the Merger and on March 18, 1998 the Company received ABI's offer of at least $33.00 per Share in cash. The Board of Directors met on March 19, 1998 and discussed such lawsuit and offer and concluded that the Merger Agreement permitted the Company to discuss ABI's offer with ABI and authorized the Company's representatives and advisors to do so, including exploring ABI's ability to obtain the necessary cash for its offer. The initiation of discussions with ABI was reported in a press release on the same day, and the Board's determination at such meeting to postpone the Company's annual meeting was also disclosed. On March 23, 1998, counsel to Parent delivered a letter to the Company and its counsel reiterating its position that the Company's actions with respect to ABI constitute a breach of the Merger Agreement. Discussions with ABI and its lender, including responding to their additional due diligence requests, commenced and the Company began responding to discovery requests of ABI in the litigation, conducting its own discovery and preparing for the March 27 hearing the Delaware Court had scheduled on ABI's motion for a preliminary injunction.

  The Board met again on March 24, 1998 to review the status of the lawsuit and the discussions with ABI. At such meeting, the directors compared (i) the transactions contemplated by the Merger Agreement with Parent and (ii) ABI's offer. The Board concluded that, although ABI's proposed merger agreement did not contain a financing condition, the consummation of the ABI proposal was less certain than the Offer and the Merger because ABI's offer depended on it borrowing large sums and such offer would remain subject to customary conditions (such as material adverse change) for at least 20 business days, whereas Parent had cash on hand (the Company was advised that Parent had $840 million in cash on hand at January 27, 1998) for its offer and most of the conditions in the Merger Agreement expire on March 30, 1998. As a result, the Board directed that a letter be sent to ABI setting out what terms and verifications (such as completion of due diligence) the Board wished to have as part of the ABI offer, particularly in terms of certainty of completion. This included a request for a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction was not consummated. Parent was not requested to provide a letter of credit because of the large amount of cash it has. Such letter was sent to ABI on March 24, 1998 and stated that ABI should indicate its highest price by noon on March 26.

  On March 25, 1998, ABI provided its initial response to such letter, once again confirming its offer of at least $33.00 per share and restating its counsel's February 25, 1998 offer on behalf of ABI to pay $0.25 more than the next highest bona fide bid. Such letter from ABI, among the things, stated that while ABI did not believe there was a reasonable basis for the requested $100 million letter of credit, it would be prepared to post such a letter if other bidders, including Parent, were required to do so. The Company responded to such letter on the same day in another letter which requested further clarification regarding ABI's proposal, pointed out that Parent's transaction was more certain of completion and told ABI (as it had been told before) that the Board would not consider bids subject to escalation of the bids of others.

  On March 26 and March 27, the Chairman of the Company attempted to reach the Chairman of ABI to make clear to him the importance of certainty to the Company's Board. When ABI's Chairman could not be reached, such message was given to ABI's investment bank and counsel. Mid-day on March 26, the Company received a letter from ABI reiterating its offer of at least $33.00 per share or $0.25 more than the next bona fide bid and stating that ABI would supply a letter of credit in the Company's favor within 72 hours after signing a merger agreement with the Company. Counsel to the Company told ABI's counsel that such 72 hour delay would not be acceptable because it would create the risk that such letter of credit would never be obtained, yet the Company would have had to terminate the Merger Agreement with Parent and lose the certainty it provided. During such day, as it had since ABI's offer was made, Lehman Brothers discussed with ABI's investment bank and its lender how to make ABI's financing commitments more firm. When the Company was advised by Parent's representatives early in the evening on March 26, 1998 that Parent would be sending a letter that evening discussing its offer, the Company advised ABI that it should make its best offer by 9:30 p.m. Chicago time that night. Prior to such time, the Company received a letter from Parent stating that Parent was increasing the Offer to $34.50. Shortly thereafter, such letter was provided to ABI. At about 9:30 p.m., ABI sent the letter restating its previous offer price and stating that it would post a $35 million letter of credit at the time of signing a merger agreement and responding to the Company's proposed conditions for drawing on such letter of credit with conditions less favorable to the Company. When questioned on the meaning of such letter in light of Parent's $34.50 offer, ABI's counsel confirmed that ABI's offer was $34.75 per share. The Company announced the increased Parent and ABI offers in a press release on the morning of March 27, 1998. The Company's Board met again on the morning of March 27 and was informed of the developments since the preceding Board meeting. Also that morning, counsel to ABI called the Company's counsel and said that ABI was continuing to work with its lender on financing its increased offer and hoped to provide evidence of such financing and an agreement reflecting such offer or possibly a higher offer by the evening of March 27.

  On the morning of March 27, 1998, the Delaware Chancery Court held a hearing on ABI's request for a preliminary injunction to enjoin the Merger. The shareholder plaintiffs withdrew their request for an injunction in view of Parent's increased offer of March 26. The Delaware Chancery Court denied ABI's request for an injunction. As of the time of filing of this disclosure, ABI's counsel advised Company counsel that ABI was considering an appeal of such ruling to the Delaware Supreme Court.

  On March 28, 1998, the waiting period under the HSR Act expired with respect to the Offer and the Merger. Due to the expiration of the waiting period, most of the conditions to the obligation of Parent to consummate the Offer will expire at 11:59 p.m. on March 30, 1998. The Offer is scheduled to close on April 10, 1998.

  During the afternoon of March 28, 1998, the Company received a best and final offer from ABI to acquire all the outstanding Shares for a net price of $35.00 in cash plus 0.2 shares of ABI Class A Common Stock per Share. The ABI offer is subject to the same conditions as its previous offer, but, in addition, it is currently contingent on ABI's ability to finance the proposed transaction. As stated in the offer, ABI is "in discussions with [its lender] regarding the amended transaction structure and [its lender's] willingness to provide the requisite financing." In addition, if ABI obtains its financing commitments, they would continue to be subject to certain conditions. ABI has also indicated that its capital structure would be changed to include approximately $40 million of a deferred dividend preferred stock instrument (commonly known as PIK).

  The Board met in the evening of March 28, 1998 to discuss the ABI offer as compared to the Offer. As requested by ABI, the Board agreed to give ABI until noon on Monday, March 30, 1998 to supply additional information concerning its offer, including definitive documentation, and to obtain the necessary financing commitments. During such time, the Board instructed the Company to continue its discussions with ABI, particularly in regard to the Board's concerns about the certainty of ABI's offer to holders of Shares, as compared to the Offer. Due to the Board's concerns about the certainty of ABI's offer, it has requested a letter of credit or other form of earnest money payment of $100 million to the Company if the ABI transaction is not consummated. To date, ABI has stated that it will post a $35 million letter of credit which could be drawn upon under conditions less favorable than those proposed by the Company. Parent has not been asked to provide a similar letter of credit because of the large amount of cash it has. (The Company has been advised that Parent has $840 million in cash on hand at January 27, 1998). The Board also unanimously approved the increased Offer (from $31.50) and recommends that stockholders accept the Offer and tender their shares. At such meeting, Lehman Brothers rendered verbally its opinion that Parent's increased Offer is fair to the stockholders of the Company from a financial point of view. Such opinion was confirmed in Lehman Brothers' written opinion delivered on March 29.

  On March 29, 1998, the Board met to further discuss the ABI offer and the Offer and approved (i) giving ABI and Parent notice that all bids would be due by noon on Monday, March 30 and (ii) taking any other action necessary to end the auction at that point.

  Also on March 29, 1998, counsel for Parent sent the following letter to the Company and its counsel:

                                    *  *  *

     Gentlemen:

       On behalf of The Great Universal Stores P.L.C. ("GUS"), we again advise you that your actions with respect to American Business Information Inc. ("ABI") have violated, and continue to violate, the terms of the Merger Agreement dated as of March 12, 1998 (the "Merger Agreement") between GUS and Metromail Corporation ("Metromail").

       However, GUS agrees that if (A) Metromail does not give GUS notice of its intention to (i) withdraw or modify its approval or recommendation of GUS's $34.50 offer pursuant to the Merger Agreement (the "Offer") or (ii) enter into any agreement with respect to a Superior Proposal (as defined in the Merger Agreement) prior to 8:00 p.m., Chicago time, on March 30, 1998 and (B) Metromail agrees (by executing a copy of this letter) that Metromail cannot after 8:00 p.m., Chicago time, on March 30, 1998 terminate the Merger Agreement pursuant to Section 8.1(c)(ii) or withdraw or modify its approval or recommendation of the Offer or enter into any agreement with respect to any Acquisition Proposal (as defined in the Merger Agreement), then GUS will not terminate the Merger Agreement because of any violations of the Merger Agreement by Metromail occurring before 8:00 p.m., Chicago time, on March 30, 1998.

       If Metromail gives GUS notice of its intention to withdraw or modify its approval or recommendation of GUS's offer pursuant to the Merger Agreement or to enter into an agreement with respect to a Superior Proposal, GUS reserves all rights and remedies it has available to it under the Merger Agreement or otherwise (including the right to terminate the Merger Agreement or the right to treat such notice as ineffective).

                                    *  *  *

  Later on March 29, 1998, the Company agreed to the terms of such letter and returned a signed copy of the letter to Parent's counsel.

MERGER AGREEMENT

  The following is a summary of the material terms of the Parent Letter with respect to certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Parent Letter, which is incorporated herein by reference and a form of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Parent Letter may be examined and a copy of such letter may be obtained at the place and in the manner set forth in Section 8 of the Offer to Purchase.

  Pursuant to the Parent Letter, Parent and the Purchaser amended the Offer in accordance with the terms of the Merger Agreement to increase the price per Share offered pursuant to the Offer to $34.50, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement, provided that the Merger Agreement and the Stock Purchase Agreements continue in full force and effect in accordance with their terms. If the Merger Agreement and the Stock Purchase Agreements do not continue in full force and effect in accordance with their terms, the per Share cash consideration will be $31.50 per Share, net to the Seller in cash, as provided in the Merger Agreement. See Section 7 of this Supplement.

  Also pursuant to the Parent Letter, Parent consented under the Merger Agreement to allow the Board of Directors of the Company to waive the provisions of any standstill agreement between the Company and ABI to permit the negotiation of, and agreement for, a consensual transaction between ABI and the Company, subject to the terms of the Merger Agreement (including, without limitation, the provisions thereof described under the caption "Merger Agreement--No Solicitation" in Section 11 of the Offer to Purchase).

6. CERTAIN CONDITIONS.

  Section 14 of the Offer to Purchase is hereby amended and supplemented by the following:

  On March 18, 1998, the Company announced that it had obtained an irrevocable letter of credit which satisfied the condition described in paragraph (j) of
Section 14 of the Offer to Purchase.

  The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on March 28, 1998.

7. CERTAIN LEGAL MATTERS.

  Section 15 of the Offer to Purchase is hereby amended and supplemented by the following:

  Parent and the Company filed their Notification and Report Forms with respect to the Offer under the HSR Act on March 13, 1998. The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on March 28, 1998.

  The Company, certain of its directors and management employees (the "Metromail Defendants") and Parent were named as defendants in a lawsuit commenced on March 17, 1998 in the Court of Chancery in and for New Castle County, Delaware. Such action is captioned American Business Information, Inc.
v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No. 16265NC). The complaint in such lawsuit (the "ABI Lawsuit") alleges, among other things, that the Metromail Defendants breached their fiduciary duties to Company stockholders by entering into the Merger Agreement, the Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement, that the Metromail Defendants breached their duty of disclosure, and that Parent aided and abetted the breach of fiduciary duties by the Metromail Defendants. More specifically, the plaintiff alleges, among other things, that the Metromail Defendants agreed to sell Metromail to Parent for a price that was less than Metromail's true worth in return for the acceptance by Parent of certain improper self-dealing arrangements entered into by the Metromail Defendants. As relief, the complaint seeks, among other things, an injunction against consummation of the transactions contemplated by the Merger Agreement, the Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement, an injunction against certain management employees of the Company from exercising certain stock options and a declaration that such options are void, a declaration that the change of control agreements of certain management employees of the Company are void, a declaration that the Termination Fee and expense reimbursement provisions of the Merger Agreement are void, and an award to ABI of its costs and expenses, including attorneys' fees, incurred in connection with such lawsuit.

  Parent filed a counterclaim (the "Counterclaim") against ABI on March 20, 1998 in the Court of Chancery in and for New Castle County, Delaware in the action captioned American Business Information, Inc. v. Barton L. Faber, Thomas J. Quarles, Ronald G. Eidell, Jonathan P. Ward, Peter F. Murphy, Metromail Corporation and Great Universal Stores P.L.C. (Case No. 16265NC). The Counterclaim alleges, among other things, that ABI tortiously interfered with the Merger Agreement and Parent's prospective business relations with the Company by knowingly and intentionally seeking to induce the Company to abandon and breach its contractual obligation to, and prospective business relations with, Parent. The Counterclaim also alleges that ABI breached a confidentiality agreement (the "ABI Confidentiality Agreement") entered into by ABI with the Company's financial advisor and of which Parent is a third party beneficiary and upon which Parent relied to its detriment, which agreement prohibited ABI from acquiring, or offering to acquire, any voting securities of the Company without the Company's prior written consent. As relief, the Counterclaim seeks, among other things, an injunction against ABI from interfering with the Merger Agreement and the prospective business relations between Parent and the Company, an injunction against ABI from taking any further actions in breach of the ABI Confidentiality Agreement, an injunction against ABI from acquiring or attempting to acquire any of the Company's securities, an award to Parent of actual, punitive and other damages in an amount to be determined at trial, estimated to exceed $500 million, and an award to Parent of its costs and expenses incurred in connection with the litigation. See Section 5 of this Supplement.

  The Company, certain of its directors and present and former management employees, R.R. Donnelley & Sons Company, Parent and Purchaser have been named as defendants in three purported class action lawsuits commenced on or about March 20, 1998 in the Court of Chancery in and for New Castle County, Delaware. Such actions are captioned Kislev Trading v. Jonathon P. Ward, Susan
L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, Metromail Corporation and The Great Universal Stores P.L.C. (Case No. 16268NC), Andrea Brown v. Metromail Corporation, Jonathon P. Ward, Susan L. Hendricks, Robert
C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16273NC) and Mohamed Yassin v. Metromail Corporation, Jonathon P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, R.R. Donnelley & Sons Company, The Great Universal Stores P.L.C. and Great Universal Acquisition Corp. (Case No. 16272NC), respectively. The complaint in each of such lawsuits (collectively, the "Shareholder

Lawsuits") contains substantially similar claims as those set forth in the ABI complaint and seeks as relief, among other things, an injuction against consummation of the transactions contemplated by the Merger Agreement, the Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreements, an accounting to the class for damages and all profits and special benefits obtained by defendants as a result of their conduct and an award to the plaintiff of plaintiff's costs and disbursements, including reasonable attorneys' fees, incurred in connection with such lawsuit. The plaintiffs in each of the Shareholder Lawsuits withdrew their request for an injunction in view of Parent's increased Offer on March 26, 1998.

  A preliminary injunction hearing with respect to the ABI Lawsuit was held by the Delaware Court of Chancery on March 27, 1998. At the conclusion of such hearing, the Chancellor denied a motion by ABI to preliminarily enjoin the Merger Agreement. The Chancellor refused to interfere with the parties' agreement because he did not believe that it was probable that ABI would be able to demonstrate that Delaware law had been violated in entering into the Merger Agreement. The Chancellor also indicated that he believed that the stockholders of Metromail could suffer irreparable harm by possibly losing Parent's $34.50 Offer if ABI's injunction were to be granted. The Court did permit ABI to seek expedited review of its rulings in the Delaware Supreme Court. However, the Delaware Supreme Court does not have to accept such review. As of the date of this Supplement, no hearing has been held with respect to the Shareholder Lawsuits.

  While Parent does not presently anticipate that the ABI lawsuit or the Shareholder Lawsuits will result in the Merger Agreement or any Stock Purchase Agreement not continuing to be in full force and effect in accordance with its terms, there can be no assurance as to the outcome of any such lawsuit. Parent will promptly issue a press release if at any time prior to the Expiration Date any provision of the Merger Agreement or any Stock Purchase Agreement does not continue to be in full force and effect in accordance with its terms.

  The above summary does not purport to be complete and is qualified in its entirety by the full text of the complaints and other relevant documents, which are filed as Exhibits (a)(21), (g)(1), (g)(2), (g)(3), (g)(4) and (g)(5)
to the Schedule 14D-1, respectively, and which are incorporated herein by reference.

8. MISCELLANEOUS.

  The Offer is being made to all holders of Shares other than the Company. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained in the Offer to Purchase, this Supplement or the revised Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

  The Purchaser and Parent have filed with the Commission an amendment to the
Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission and the NYSE in the manner set forth in Section 8 of the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

  EXCEPT AS AMENDED AND SUPPLEMENTED HEREBY AND BY THE REVISED LETTER OF TRANSMITTAL, ALL PROVISIONS OF THE OFFER TO PURCHASE REMAIN UNAFFECTED AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE AND THE REVISED LETTER OF TRANSMITTAL.

                                          Great Universal Acquisition Corp.

March 30, 1998

  Facsimile copies of the revised Letter of Transmittal, properly completed and duly signed, will be accepted. The revised Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                       The Depositary for the Offer is:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

        By Mail:             By Hand Delivery:         By Overnight Delivery:



ChaseMellon Shareholder         ChaseMellon           ChaseMellon Shareholder
    Services, L.L.C.            Shareholder               Services, L.L.C.
     Reorganization           Services, L.L.C.       Reorganization Department
       Department              Reorganization         85 Challenger Road--Mail
     P.O. Box 3301               Department                 Drop--Reorg
 South Hackensack, New         120 Boardway,            Ridgefeld Park, New
      Jersey 07606               13th Floor                 Jersey 07660

                          By Facsimile Transmission:
                               New York, New
                                 York 10271

                                (201) 329-8936

                  Confirm Receipt of Facsimile by Telephone:

                                (201) 296-4860

  Questions or requests for assistance or additional copies of the Offer to Purchase, this Supplement, and the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective locations and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                     LOGO
                               Wall Street Plaza
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800
                        Call Toll Free: (800) 223-2064

                     The Dealer Manager for the Offer is:

                           BEAR, STEARNS & CO. INC.
                                245 Park Avenue
                           New York, New York 10167
                        Call Toll Free: (888) 308-6708